Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated July 12, 2021
Relating to Preliminary Prospectus Supplement dated July 12, 2021 and
Prospectus dated February 13, 2020
Registration No. 333-236415

PROSPECT CAPITAL CORPORATION
5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock
Liquidation Preference $25.00 per Share

Pricing Term Sheet
July 12, 2021

The following sets forth the final terms of the 5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock (the “Preferred Shares”) and should only be read together with the preliminary prospectus supplement dated July 12, 2021, together with the accompanying prospectus dated February 13, 2020, relating to these securities (collectively, the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Prospect Capital Corporation [Nasdaq: PSEC] (the “Company”)

Title of the Securities:	5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock

Expected Ratings (Moody's / S&P)*:	Ba2/ BB

Number of Preferred Shares Being Offered:	6,000,000 Preferred Shares

Option to Purchase Additional Preferred Shares:
The underwriters will have an option to purchase 900,000 additional Preferred Shares at the public offering price of $25.00 per share less underwriting discounts and commissions. The underwriters may exercise this option within 30 days from the date of the Preliminary Prospectus.

Public Offering Price:	$25.00 per Preferred Share

Underwriting Discounts and Commissions:	$0.7875 per Preferred Share; $4,725,000 total (or $5,433,750 if the underwriters exercise their option to purchase an additional 900,000 Preferred Shares from the Company in full)

Net Proceeds to the Company (before offering expenses):	$24.2125 per Preferred Share; $145,275,000 total (or $167,066,250 if the underwriters exercise their option to purchase an additional 900,000 Preferred Shares from the Company in full)

Liquidation Preference:	$25.00 per Preferred Share

Dividend Rate (Cumulative):	5.35% per annum

Dividend Payment Dates:	Quarterly in arears on February 1, May 1, August 1 and November 1, commencing on November 1, 2021

Day Count:	30/360

Maturity Date:	Perpetual (unless redeemed by the Company on or after July 19, 2026 or at any time upon a determination by its Board of Directors that redemption is necessary to comply with the asset coverage requirements of the 1940 Act or to maintain RIC status, or pursuant to its special optional redemption right, repurchased by the Company in the open market or converted by an investor in connection with a Change of Control Triggering Event)

Optional Redemption:	At any time after the close of business on July 19, 2026 (any such date, an “Optional Redemption Date”), at the Company’s sole option, the Company may redeem the Preferred Shares in whole or, from time to time, in part, out of funds legally available for such redemption, at a price per share equal to the Liquidation Preference per share, plus an amount equal to all unpaid dividends on such shares (whether or not earned or declared, but excluding interest thereon) accumulated up to, but excluding, the Optional Redemption Date. The Company may also redeem the Preferred Shares at any time, in whole or, from time to time, in part, including prior to the Optional Redemption Date, pro rata, based on liquidation preference, with all other series of the Company’s then outstanding preferred stock, in the event that the Company’s Board of Directors determines to redeem any series of the Company’s preferred stock, in whole or, from time to time, in part, because such redemption is deemed necessary by the Board of Directors to comply with the asset coverage requirements of the 1940 Act or to maintain RIC status.

Special Optional Redemption:	In the event of a Change of Control Triggering Event, the Company may, at its option, exercise its special optional redemption right to redeem the Preferred Shares, in whole or in part, within 120 days after the first date on which such Change of Control Triggering Event has occurred by paying the Liquidation Preference per share, plus an amount equal to all unpaid dividends on such shares (whether or not earned or declared, but excluding interest thereon) accumulated up to, but excluding, the date fixed for such redemption. To the extent that the Company exercises its optional redemption right or its special optional redemption right relating to the Preferred Shares, the holders of Preferred Shares will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Change of Control Conversion Rights:
Except to the extent that the Company has elected to exercise its optional redemption right or its special optional redemption right by providing notice of redemption prior to the Change of Control Conversion Date, upon the occurrence of a Change of Control Triggering Event, each holder of Preferred Shares will have the right to convert some or all of the Preferred Shares held by such holder on the Change of Control Conversion Date into a number of the Company’s shares of common stock per Preferred Share to be converted equal to the lesser of:

•the quotient obtained by dividing (i) the sum of the Liquidation Preference per share plus an amount equal to all unpaid dividends thereon (whether or not earned or declared, but excluding interest thereon) accumulated up to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Record Date for a Preferred Shares dividend payment and prior to the corresponding Preferred Shares dividend payment date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price; and

•6.03865, subject to certain adjustments,

subject, in each case, to provisions for the receipt of alternative consideration upon conversion as described in the Preliminary Prospectus.

If the Company has provided or provides a redemption notice with respect to some or all of the Preferred Shares, holders of any Preferred Shares that the Company has called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their Preferred Shares that have been called for redemption, and any Preferred Shares subsequently called for redemption that have been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control Triggering Event, the Preferred Shares are not convertible into or exchangeable for any other securities or property.

Use of Proceeds:	The Company expects to use the net proceeds from this offering to maintain and enhance balance sheet liquidity, including repayment of debt under its credit facility, if any, investments in high quality short-term debt instruments or a combination thereof, and to make long-term investments in accordance with its investment objective.

Listing:	The Company has applied to list the Preferred Shares on the New York Stock Exchange under the symbol “PSEC PRA”.

Trade Date:	July 12, 2021

Settlement Date**:	July 19, 2021 (T+5)

CUSIP / ISIN for the Preferred Shares:	74348T 565 / US74348T5653

Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC

Lead Manager:	Goldman Sachs & Co. LLC

Co-Managers:	Ladenburg Thalmann & Co. Inc. InspereX LLC Wedbush Securities Inc. William Blair & Company, L.L.C.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Company expects that delivery of the Preferred Shares will be made to investors on or about July 19, 2021, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Shares on any date prior to two business days before delivery will be required by virtue of the fact that the Preferred Shares will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Preferred Shares who wish to trade the Preferred Shares on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet, is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any state where such offer and sale is not permitted.

The Company has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or UBS Securities LLC toll-free at 1-888-827-7275.